

September 23, 2013

Via E-mail
Mr. Sanford Lang
Chief Executive Officer
Insynergy Products, Inc.
4705 Laurel Canyon Blvd. Suite 205
Studio City, CA 91607

> **Re: Insynergy Products, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 20, 2013**
> **Form 10-Q for the quarterly period ended June 30, 2013**
> **Filed August 13, 2013**
> **File No. 0-54892**

Dear Mr. Lang:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filings or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K

Item 9A. Controls and Procedures, page 30

1. As required by Item 307 of Regulation S-K, please revise Item 9A of Form 10-K and Items 4 of your subsequent Forms 10-Q to clearly disclose the conclusions of your principle executive and principal financial officers regarding the *effectiveness* of your controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

Cc: Martin Goldrod, Chief Financial Officer